Exhibit 99.3

Seanergy Maritime Awarded ‘‘The Dry Cargo Company of the Year’’
at the Lloyd’s List Greek Shipping Awards 2021

December 9, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that it received “The Dry Cargo Company for the Year” award by Lloyd’s List Greek Shipping Awards that took place in Athens, Greece on December 3, 2021.

Based on nominations from the wider shipping community assessed by a distinguished panel of industry judges, the Lloyds List Greek Shipping Awards highlight the year's top performers in the industry. Since 2004, the Annual Lloyd’s List Greek Shipping Awards have been recognizing the best in the dynamic worldwide shipping industry.

In his introductory speech, Nigel Lowry, the Lloyds List Greek Correspondent, emphasized not only the successful financial transformation of the Company, but also its sole concentration on the Capesize sector following the Company’s 70% fleet increase during 2021 only, as well as Seanergy’s ability to navigate remarkably through unprecedently adverse market conditions.

Stamatis Tsantanis, the Chairman & CEO of Seanergy, accompanied the receipt of the award with a short yet meaningful speech: “There are no words to describe the honor and pride I feel for Seanergy to receive this award. What a year it was for our Company to achieve all these milestones, becoming one of the most prominent capesize drybulk Companies globally!

“Nothing of that would be possible without the dream team that Seanergy has in the office, without the dream team that Seanergy has onboard our ships! And nothing, of course, is possible without big sacrifices on a personal and family level.
I would like to say a big thanks to our shareholders, our Board of Directors, our seafarers, my colleagues and my family.

“The landscape of shipping is transforming very, very rapidly. There are so many changes to happen in the next few years, that the industry has not experienced in at least 20 years. Seanergy will continue to be at the forefront of these developments in a very leading position!”

 About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 17 Capesize vessels with an average age of 11.7 years and aggregate cargo carrying capacity of approximately 3,011,083 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566